VIA EDGAR

February 3, 2012

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen, Special Counsel

Re:	General Aircraft, Inc. (the “Company”) Amendment No. 1 to Registration Statement on Form S-1 Filed January 11, 2012 File No. 333-178082

Dear Ms. Nguyen:

We write on behalf of General Aircraft, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in a letter dated January 20, 2012, by Loan Lauren P. Nguyen, Special Counsel of the Commission’s Division of Corporation Finance, commenting on the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed January 11, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company. Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Registration Statement Cover Page

Calculation of Registration Fee

1. We note your response to our prior comment 1 and reissue. It appears that you are determining the registration fee pursuant to Rule 457(a) as opposed to Rule 457(o) as you have included the number of shares to be registered. Please advise or revise your fee table accordingly.

Response: The registration fee was determined based on the maximum aggregate offering price of all the securities being registered. The column showing the number of shares to be registered has been deleted.

Prospectus Summary, page 5

2. We note your response to our prior comment 4 and reissue in part. Please revise to include your cash on hand as of the most recent practicable date, your current monthly “burn rate,” pre and post-offering, and the month you will run out of funds without additional capital. We note your disclosure on page 5 that you “do not currently experience a monthly ‘burn rate.’” However, on page 9 you state that your monthly insurance costs are $1,417.17. Please revise for consistency or advise. Also revise to state, if true, that you must raise additional capital in order to implement your plan of operations and disclose the amount of funds and uses for those funds that you will need for the next 12 months.

Response: In response to this Comment, the fourth paragraph on Page 5 has been revised and expanded to read as follows:

“As of November 30, 2011, our cash on hand was $8,174. During the three months ended November 30, 2011, we experienced negative cash flow of $1,826, or approximately $608.66 per month. Some of our expenses, such as fuel, maintenance, and management fees, are dependent entirely upon the rental operating time of our helicopter. Certain other expenses, however, are incurred regardless of whether or how intensively our helicopter is operated. These include $1,417.17 per month for insurance, $350 per month for parking, and approximately $35.80 per month for our GPS update card. In addition, we project that our ongoing legal and accounting compliance costs will be approximately $1,000 per month. We therefore will require at least $2,802.97 per month in cash regardless of whether or how much or helicopter is rented-out at hourly rates. Based upon management’s estimate that our helicopter will be rented-out for approximately 500 hours per year, we believe that revenue from rental operation of our helicopter will generally be able to supply the great bulk of our cash needs. As discussed in more detail in our Plan of Operations for the current fiscal year at Page 24 of this Prospectus, we currently project a small net loss of approximately $8,219.50 for our first full fiscal year. In addition, if the rental hours for our helicopter are significantly less than anticipated, we will require significant additional cash to sustain our ongoing operations. The amount and timing of the additional cash we may need to maintain our current operations, if any, is difficult to predict with any certainty and will depend upon the number of rental hours for which our helicopter is operated. In addition, if we are unable to secure additional capital, we will be unable to pursue the business expansion plans as outlined in this Prospectus and we will be vulnerable to business failure in the event of unusual or unexpected expenses. We are seeking a total of $35,000 in this Offering, and, as explained in the Use of Proceeds section herein, we intend to use those funds during the current fiscal year as follows:

•         $20,000 for use as a down payment on an additional aircraft

•         $10,000 for general working capital purposes

•         $5,000 to be used toward legal and accounting expenses”

3. Refer to the second sentence of the fourth paragraph on page 5. Please revise to substantiate the statement that your “current aircraft is expected to generate net revenues in excess of its costs of operation and maintenance on a monthly basis.” As you cannot provide assurance that you will always generate revenues without additional expenses, this statement appears unsubstantiated. Please revise or remove the statement.

Response: This statement has been removed.

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4. Refer to the fifth paragraph on page 5. Please revise to disclose the age of your aircraft and the estimated timeframe and costs for its overhaul.

Response: The following additional disclosure has been added to the end of the fifth paragraph on Page 5:

“We are required to conduct an inspection of our aircraft every 100 hours of operation, and to perform a complete overhaul of the aircraft every twelve years or 2,200 hours, whichever comes first. Our Robinson R44 Raven II, which was built in 2002, will be due for an overhaul under applicable FAA regulations in approximately 3 years or 700 hours of operation. We expect to perform the required overhaul in approximately 1 ½ years, when we estimate that the aircraft will reach the 2,200 hour mark. We estimate that the total cost of the required overhaul will be approximately $170,000.”

5. We note that the proceeds of the offering will be immediately available to you for your general purpose. Please revise to disclose here that the proceeds will not be placed into an escrow account.

Response: The following language has been added to the end of the eighth paragraph on Page 5:

“Subscription proceeds will not be deposited into an escrow account. Investors in this offering face a risk that we will not be able to sell sufficient shares to obtain the funds necessary to pursue the business goals outlined in this prospectus. In that event, no refunds will be issued to investors.”

Use of Proceeds, page 12

6. We note your response to our prior comment 23 and reissue in part. Refer to the second use of proceeds table on page 13. Please revise to reconcile the amount in the third row of the first column (“net proceeds”) with the amount disclosed in the last row of the first column (“total application of net”).

Response: The second use of proceeds table on Page 13 has been revised so that “Net Proceeds” and “Total Application of Net Proceeds” columns under “Amount Assuming 75% of Offering” both reflect the amount of $26,250.

Description of Business, page 19

Expenses and Revenue Model, page 19

7. We note that your expenses do not include fees payable to Elite. Please revise or advise. In addition, based on your disclosure here that you will reserve $100 per hour for the overhaul expense of your helicopter and that it is due for an overhaul in 700 hours, you will have $70,000 in reserves for the overhaul. Please explain how you intend to obtain the remaining $100,000 to cover the overhaul expense.

Response: The expense table on Page 19 and the accompanying discussion have been revised to include management fees and to account for management fees payable to Elite as an operating expense. With regard to eventual overhaul costs, the following additional disclosure has been added on Page 19:

“After approximately 700 hours of additional operation, our helicopter will have reached the 2,200-hour lifetime operation threshold and will require a complete overhaul. By that point, we anticipate that we will have reserved $70,000 towards the cost of the overhaul and will require an additional $100,000. In addition to expending our retained earnings, if any, toward the overhaul, we will be required to obtain additional debt or equity financing in order to pay the full overhaul costs. We face a risk that such financing will not be available to us on terms that are feasible or at all.”

In addition, a new risk factor regarding the need for additional capital to perform the complete overhaul has been added at Page 8.

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Agreement with Elite Aviation VGT, LLC, page 19

8. Please revise to briefly explain what “fixed-wing airplanes” are and explain how the markets and uses are different compared to your aircraft.

Response: The following additional disclosure has been added to the end of the final paragraph on Page 19:

“Fixed wing aircraft, unlike helicopters, have fixed airplane wings for lift and they generally travel farther and faster than helicopters. Helicopters are slower, have a shorter range, can hover, and can maneuver more easily than fixed wing aircraft. Generally, helicopters are used for travelling short distances and for sightseeing at nearby landmarks. Fixed wing aircraft, on the other hand, are more commonly used for longer distance travel and general transportation needs.”

Market for Common Equity and Related Stockholder Matters, page 21

Rule 144 Shares, page 22

9. Please update your description of Rule 144. We note that section (k) is no longer included in Rule 144.

Response: The description of Rule 144 has been updated to describe Rule 144 as currently in effect.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Planned Operations for Fiscal Year Beginning September 1, 2011, page 24

10. We note your disclosure that you expect to earn a profit of approximately $48,000 from operations. However, this estimate does not account for fees to Elite, which you estimate to be approximately $31,450, legal and accounting expenses of $12,000, and payment of interest on existing aircraft loan of $12,769.50. Please revise your disclosure here and in the Liquidity and Capital Resources section to clarify that you will not generate profits even if you rent your helicopter for 500 hours during the fiscal year. If applicable, revise the Risk Factors section accordingly.

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Response: The first paragraph under the Planned Operations subsection has been revised to read as follows:

“During our first full fiscal year, we expect to have our Robinson R44 Raven II in rental operation for approximately 500 hours, generating gross revenues of approximately $185,000 based on an average rental rate of $370 per hour. Our estimated operating expenses, including estimated management fees, will be approximately $168,450 for 500 hours of operation. In addition to operating expenses, we expect to spend $12,769.50 in our first full fiscal year for payment of interest on our existing aircraft loan, as well as approximately $12,000 in ongoing legal and accounting expenses, resulting in total estimated expenses for our first full fiscal year of $193,219.50. During our first full year of operations, we therefore expect to run a small projected net loss of approximately $8,219.50.”

The first paragraph of the Liquidity and Capital Resources section has been revised to read as follows:

“As of November 30, 2011, we had total current assets of $15,862, consisting of cash in the amount of $8,174 and accounts receivable of $7,688. We had current liabilities of $28,411 as of November 30, 2011, consisting of accounts payable and accrued expenses of $24,511 and accrued interest on our aircraft loan of $3,900.  Accordingly, we had a working capital deficit of $12,549 as of November 30, 2011. As discussed above, we do not expect to run a profit during our first full fiscal year of operations. Some additional cash, including a portion of the funds sought in this Offering, may be required for us to maintain operations.”

Finally, the first Risk Factor on Page 7 has been revised to read as follows:

“If we do not obtain additional financing, including the financing sought in this offering, we will be unable to expand our operations and our business may fail.

We have only recently commenced active operations and have only recently begun to generate revenues from operations. Our business plan calls for certain operating and professional expenses and for the planned purchase of an additional aircraft in order to expand our revenue base. We have budgeted approximately $20,000 for use as a down payment on an additional aircraft. In addition, we will need to maintain funds in reserve for aircraft overhaul and extraordinary maintenance expenses and will need to pay ongoing legal and accounting expenses. As of November 30, 2011, we had cash on hand in the amount of $8,174 and a working capital deficit in the amount of $12,549.  We do not expect to run a profit during our first full fiscal year of operations. Some additional cash, including a portion of the funds sought in this Offering, may be required for us to maintain operations. We will face an enhanced likelihood of business failure if a portion of the funds sought in this offering are not available to help ameliorate our anticipated operating costs. In addition, we will be unable to expand our business through the purchase of additional aircraft if we are unable to successfully complete this Offering at or near the maximum offering amount.  We currently do not have any arrangements for financing and we may not be able to obtain financing when required. Obtaining additional financing beyond the initial equity financing sought through this offering will be subject to a number of factors, including our ability to show strong early revenues and sustained revenue growth.  These factors may make the most desirable timing, amount, and terms or conditions of additional financing unavailable to us.”

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Undertakings, page 32

11. We note your response to our prior comment 47. However, please revise to include the undertaking in Item 512(h) of Regulation S-K or advise. In addition, please explain why you included undertakings (1)(iii)(A), (1)(iii)(B), and (4) as they do not appear to apply to you. Please also revise undertaking (5) to include either subsection (i) or (ii), depending on whether you relied on Rule 430B or Rule 430C.

Response: Undertakings (1)(iii)(A), (1)(iii)(B), and (4) have been deleted. Undertaking (5) has been revised to include only the language in subsection (ii). The undertaking in Item 512(h) of regulation S-K has been added.

Statement of Cash Flows, page F-5

12. Refer to our prior comment 36. Please tell us the counterparty to the $212,813 promissory note. Specifically address whether the counterparty is the former owner of the helicopter or an unrelated and unaffiliated third party lender. If the counterparty is such a third party lender, the transaction is considered a cash transaction and should be presented in your Statement of Cash Flows as previously requested. The example of an asset for debt exchange as an example of a non-cash transaction in FASB ASC 230-10- 50-3 applies to transactions in which the seller is also the counterparty to the debt, and no cash is received by the counterparty.

Response: The Company has further reviewed the guidance of ASC 230 in connection with the Commission’s request to revise our statement of cash flows and confirms that the counterparty to the promissory note is not the former owner of the helicopter. Western Intermountain Holdings Trust, the counterparty to the promissory note, is an unrelated and unaffiliated third party lender. The Statement of Cash Flows has therefore been revised accordingly.

13. As a related matter, your disclosure in Note 5 – Long Term Debt should be further revised to name the counterparty to the note; if the counterparty is the seller, such fact should be explicitly stated.

Response: Pursuant to the response to Comment 12 above, the counterparty to the aforementioned promissory note is not the seller of the aircraft. Therefore, the Company understands it to be acceptable to maintain the current language of its long term debt disclosure.

Note 3 – Fixed Assets, page F-9

14. In view of the relative significance of your newly acquired helicopter to total assets, please expand your related disclosures to describe it in greater detail. As the Robinson R44 Raven II helicopter was acquired for $212,500, we assume that it is a used aircraft. If true, please disclose this fact as well as its age. In addition, please disclose its estimated remaining useful life for purposes of depreciation. Please describe the nature and terms of any related guarantee or warranty in the filing if applicable.

Response: The disclosure in Note 3 – Fixed Assets has been revised to read as follows:

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NOTE 3 FIXED ASSETS

On August 11, 2011, the Company entered into an Aircraft Purchase/Sales Agreement with an unrelated and unaffiliated third party for the acquisition of a 2002 Robinson R44 Raven II helicopter for the purchase price of $212,500. Pursuant to paragraph 7 of the agreement, the Seller warrants that the Aircraft is in airworthy condition and has a currently effective Standard Category airworthiness certificate issued by the Federal Aviation Administration (“FAA”) and that all Airworthiness Directives have been complied with. In September 2011, the Company engaged the services of an independent third party to perform the FAA required annual inspection without incident. We estimate the useful life of the aircraft to be approximately 10 years. As of August 31, 2011, the helicopter was not yet placed in service and no depreciation has been recognized.

Fixed assets consist of the following at August 31, 2011:

Robinson R44 helicopter	$212,500
Total fixed assets	212,500
Less:
Accumulated depreciation	—
Total fixed assets, net	$212,500

15. In this regard, it appears that Elite’s operating permit is for the purpose of providing aircraft sales and aircraft management services. Please tell us whether or how Elite Aviation VGT, LLC has assisted in locating, identifying, evaluating and/or obtaining financing for aircraft acquired by General Aircraft. Please also tell us whether Elite may do so in the future.

Response: Elite Aviation VGT, LLC (“Elite”), through their industry experience and contacts, assisted the Company in locating the R44 Raven. Additionally, Elite introduced the Company to various lenders, one of which subsequently provided the financing for the acquisition of the aircraft. The Company may seek Elite’s assistance in connection the future purchase and/or financing of an additional aircraft.

Note 8 – Subsequent Events, page F-10

16. Refer to your discussion of your “Expenses and Revenue Model” on page 19. We note that you estimate operating expenses per hour of approximately $274 based upon 500 hours per year of rental time. We also note that the management fees to Elite are not reflected in your estimate. However, you also state that billed expenses and management fees for October 2011 and November 2011 ran about $212 and $149.50 per hour, respectively. Please revise to explain the nature of and reasons for these apparent discrepancies.

Response: The following explanation has been added immediately below the table of October and November 2011 rental revenues and expense billings on Page 19:

“The monthly billings from Elite for October and November of 2011 do not include funds reserved by us for future overhaul, future required periodic maintenance and inspection, and our GPS update card. Maintenance and inspection costs will be billed to us by Elite when incurred, as will the costs for work to be performed on a future overhaul. GPS update card costs are billed to us annually.”

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Other

17. Please update your financial statements and consent in accordance with Rule 3-12 of Regulation S-X.

Response: The financial statements have been updated to include unaudited financial statements for the quarter ended November 30, 2011, and corresponding updates have been made to the Registration Statement where appropriate.

18. Refer to our previous comment 35. Please confirm our understanding that you still consider Elite Aviation to be a related party and/or affiliate given your sole stockholder’s employment at Elite as maintenance manager, both currently and at the time he purchased the shares from Elite’s co-founders and managing members. If our understanding is correct, please revise your document to discuss Elite as a related party and not a “third party service provider” as this nomenclature implies Elite is an independent third party.

Response: In light of Mr. Johnson’s continuing employment by Elite, the Registration Statement has been revised throughout to refer to Elite as a “related-party manager” and not as a “third-party manager.”

Please feel free to contact me should you require additional information at (702) 838-7522 and/or rjv@vsalegal.com.

Sincerely,

/s/ Rory Vohwinkel

Rory Vohwinkel, Esq.

Enclosure (Acknowledgment by the Company)

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GENERAL AIRCRAFT, INC.

5389 Golden Barrel AVE.

las vegas, nevada 89141

(702) 493-5038

VIA EDGAR

February 3, 2012

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen, Special Counsel

Re:	General Aircraft, Inc. (the “Company”) Amendment No. 1 to Registration Statement on Form S-1 Filed January 11, 2012 File No. 333-178082

Dear Ms. Nguyen:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated January 20, 2012 by Loan Lauren P. Nguyen, Special Counsel of the Commission’s Division of Corporation Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•         Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General Aircraft, Inc.

By: /s/ Ian Johnson

Ian Johnson,

President and Chief Executive Officer